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                          SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC 20549

                                     FORM 12B-25


                             NOTIFICATION OF LATE FILING


                                                  Commission File Number 0-2642
                                                                         -------


    (Check one):        / /Form 10-K and Form 10-KSB     / / Form 11-K
    / / Form 20-F       /X/Form 10-Q and Form 10-QSB    / / Form N-SAR


    For period ended              September 30, 1997
                     ----------------------------------------------------------


/ /  Transition Report on Form 10-K and Form 10-KSB
/ /  Transition Report on Form 20-F
/ /  Transition Report on Form 11-K
/ /  Transition Report on Form 10-Q and Form 10-QSB
/ /  Transition Report on Form N-SAR


    For the transition period ended
                                       ----------------------------------------


    READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR
TYPE.


    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                      -------------------------

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                                        PART I
                                REGISTRANT INFORMATION

    Full name of registrant       TRIDENT ROWAN GROUP, INC.
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    Former name if applicable

                                Two Worlds Fair Drive
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              Address of principal executive office (STREET AND NUMBER)

                                  Franklin Township
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    City, State and Zip Code              Somerset, New Jersey 08873
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                                       PART II
                                RULE 12B-25(B) AND (C)


    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

    / / (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    /X/ (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    / / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                       PART III
                                      NARRATIVE


    State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


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    In connection with its efforts to improve sales and achieve profitability, the Company's Moto Guzzi S.p.A. subsidiary has engaged new financial reporting personnel and associated systems. These changes temporarily delayed completion of the subsidiary's ability timely to provide the Company with all necessary data. The Company will report the results of operations on or before November 19, 1997.



                                       PART IV
                                  OTHER INFORMATION


    (1) Name and telephone number of person to contact in regard to this notification.

       David Lerner                             212-735-8609
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         (Name)                        (Area Code)  (Telephone Number)


    (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                /X/ Yes   / / No


    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                /X/ Yes   / / No


    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    The Company expects to report a decline in net loss for the three months ended September 30 from Lit. 5,489 million, or Lit. 1,155 per share, in 1996, to Lit. 4,110 million, or Lit. 801 per share, in 1997, on an increase in sales from Lit. 17,042 million to Lit. 23,323 million. For the nine month period, the Company expects to report an increase in net loss from Lit. 9,835 million, or Lit. 2,073 per share, in 1996, to Lit. 12,394 million, or Lit. 2,800 per share, in 1997, despite an increase in sales from Lit. 66,043 million to Lit. 76,610 million.


                                       12b25-3

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                              TRIDENT ROWAN GROUP, INC.
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                     (Name of Registrant as Specified in Charter)

    Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  November 14, 1997                     By   /s/ Howard E. Chase
    -------------------------                 ---------------------------------
                                                 Howard E. Chase, President

         INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                      ATTENTION


    Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).


                                       12b25-4